This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the “Company”)
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

Apritl 09, 2003

3.

Press Release

The press release was issued on April 09, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) reports that high-grades have been intersected in two of the first three holes drilled as part of the second phase diamond drill program at the Bisha Property in Eritrea. The high-grade assays include: 16.8 g/t Au over 32.01 meters in Hole B-7 and 16.6 g/t Au over 13.35 meters in Hole B-8. Ten holes have been completed to date with assays from the other seven holes expected by the end of April.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on April 09, 2003.

NEVSUN RESOURCES LTD.

Per:“Maureen Carse”

Maureen D. Carse

Corporate Secretary

NEVSUN CONTINUES TO INTERSECT HIGH-GRADES AT

BISHA PROPERTY, ERITREA

                                               April 9, 2003

Nevsun Resources Ltd. (NSU-TSX) reports that high-grades have been intersected in two of the first three holes drilled as part of the second phase diamond drill program at the Bisha Property in Eritrea. The high-grade assays include: 16.8 g/t Au over 32.01 meters in Hole B-7 and 16.6 g/t Au over 13.35 meters in Hole B-8. Ten holes have been completed to date with assays from the other seven holes expected by the end of April.

The Longyear 44 has arrived in Eritrea and is scheduled to complete an additional minimum 5,000 meters of drilling by mid June of this year.

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
B-2a	32.0 -	65.0	33.0	-	-	1.04	-	-
B-7	0.45 -	5.0	4.55	2.28	-	-	-	-
and	19.8 -	51.81	32.01	16.8	129.7	-	-	-
B-8	39.95 -	53.3	13.35	16.57	51.98	-	2.14	-
and	54.0 -	83.0	29.0	0.57	11.7	1.42	-	-

These three holes were drilled along the same line as previous holes B-1 to B-4 from east to west over 4 interpreted EM conductors. The aim was to gain a better understanding of structure, definition and orientation of the mineralized zones as well as test an eastern gossan zone.  B-2a cut a similar interval to that encountered in hole B-2. B-7 intersected the same horizon as hole B-5 but approximately 150 meters to the north. B-8 was drilled at 270 degrees from the collar of hole B-4 and undercut the surface mineralization encountered in hole B-3.

Of the additional seven holes drilled to date, six of these contain significant intervals of mineralization.

In addition to the drill program, an airborne geophysical survey has been completed over Bisha (including the newly acquired Bisha extension) and Okreb properties. By mid-April, ground EM and magnetometer surveys along with gravity and topographic surveys will be completed. Data from these programs will be compiled over the next several months with the goal of generating more drill targets under areas of recent cover. Mechanical trenching and sampling are also ongoing on existing and new target areas. Assays from these programs will be released as available. Geological mapping on local and a more regional basis is also greatly contributing to understanding of the geological setting of the property and its potential to host other volcanogenic massive sulphide occurrences.

Robin Chisholm, P. Geol. (Alberta), independent Consultant Geologist, of Taiga Consultants Limited, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program.  The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish.  Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values.  Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Nevsun Resources continues to advance the development and exploration of  its Tabakoto/Segala gold projects covering 83 square kilometers in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in mid to late 2004. Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project and corporate growth.

Forward Looking Statements:

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr.John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com